United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(check one)

--- Form 10-K; ---  Form 20-F;  ---  Form 11-K; -✓-  Form 10-Q; ---  Form 10-D;

---  Form N-SAR; --- Form N-CSR

For Period Ended:  June 30, 2019

---  Transition Report on Form 10-K

---  Transition Report on Form 20-F

---  Transition Report on Form 11-K

---  Transition Report on Form 10-Q

---  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

**************************************************************************************************

PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:IronClad Encryption Corporation

Former Name if Applicable:Butte Highlands Mining Company

Address of Principal Executive Office:One Riverway, 777 South Post Oak Lane, Suite 1700

City, State and Zip Code:Houston, Texas 77056

PART II – RULES 12b-25(b) and (c)

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-✓- (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form

N-SAR, Form NCSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due day; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IronClad Encryption Corporation (the “Company” or “IronClad”) has determined that it is not able to file its Quarterly Report on Form 10-Q for the three month period ended June 30, 2019 (the “Form 10-Q”) by the prescribed date without unreasonable effort or expense.  IronClad has limited internal staff resources. The Company expects to file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

The company changed its fiscal year to March 31 and recently completed its audit and filed its first 10-K for the full twelve month periods ended in 2019.  The Company has had to adjust its current and prior year amounts to report current and comparative periods on a basis of fiscal years ending on March 31.

In the last twenty-seven months the Company has also entered into approximately 21 note agreements of which 19 are convertible (3 in the three month period ending June 30, 2019). Of the notes 8 (all convertible) are outstanding at June 30, 2019 (there are also 8 derivative liabilities still outstanding of 22 since inception). In addition, note conversions of principal to common stock and warrant exercises have occurred on several of the loans, including the three month period ended June 30, 2019 during which the Company issued 161,707,755 shares of its Class A shares.  The convertible loans have beneficial conversion features or derivative liability elements requiring sophisticated quantitative valuation efforts and reporting requirements at inception, at subsequent reporting periods, and on dates of conversions.  Due to these factors, IronClad needs additional time to complete its reporting on the Form 10-Q for the three month period.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

         David G. Gullickson                 888                  362-7972 x710

    --------------------------------      -----------        ------------------------

                 (Name)                   (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section

30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant

was required to file such reports) been filed?  If the answer is no, identify report(s).                                    ✓ Yes  --- No

 -------------------------------------------------------------------------------------------------------------------------------------------------

 (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal

year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ✓ Yes  --- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net losses to be reported for the three month period ended June 30, 2019 are approximately $3,150,000.

Net operating losses are estimated to be about $2,400,000.  The net operating losses disclosed here are similar to the rates of cost incurrence and losses reported for the three month period ended June 30, 2018 ($2,455,834).  One difference between the current period and prior period is that the prior year reflected revenue ($579,236) and service costs of a project, since ended, that is not a part of revenue ($0 this quarter) and expenses in the current year.

Net losses for the three month period ended June 30, 2019 compared to the prior period in 2018 also vary to a modest degree as a result of fluctuations in interest and financing fee costs related to valuations and revaluations, as appropriate, of derivative liabilities and related fluctuations in our stock price.

Common shares outstanding at June 30, 2019: 303,415,020, and 304,513,921 are as of the date of this filing.

*********************************************************************************************

SIGNATURE

IronClad Encryption Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 August 14, 2019                       /s/ David G. Gullickson

------------------------    By: ------------------------------------

 Date                                    David G. Gullickson, Vice President of Finance and Principal Financial Officer